The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

File No. 82-34814

September 13, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Press Release dated August 26, 2005 (Notice of repurchase of stock)

2. Press Release dated August 30, 2005 (On submission of Plan for Promotion of Community-Based Financing)

3. Public disclosure of business activities and financial positions(Annual Report in English) in August 2005

4. Report on acquisition of treasury shares by the Bank dated September 6, 2005

In addition, attached as Annex A is a list of documents enclosed, and attached as Annex B is a description of documents that we are also required to provide under Rule 12g3-2(b).

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

If you have any further questions or requests for additional information please do not hesitate to contact Shoichi Ohama at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

The Bank of Yokohama, Ltd.

By ____________________
Name: Shoichi Ohama
Title: Chief Representative of
New York Representative Office

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Facsimile 81-45-225-1160

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press Release dated August 26, 2005 (Notice of repurchase of stock) (attached hereto as Exhibit A-1)

(2) Press Release dated August 30, 2005 (On submission of Plan for Promotion of Community-Based Financing) (attached hereto as Exhibit A-2)

(3) Public disclosure of business activities and financial positions(Annual Report in English) in August 2005 (attached hereto as Exhibit A-3)

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX B

DESCRIPTION OF DOCUMENTS REQUIRED TO PROVIDE

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on acquisition of treasury shares by the Bank dated September 6, 2005

Report on acquisition of treasury shares by the Bank dated September 6, 2005 submitted to the Director of Kanto Local Finance Bureau to describe the status of acquisition of treasury shares.

File No. 82-34814
Exhibit A-1

RECEIVED
2005 SEP 19 A 11:57

August 26, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.

Representative: President Tadashi Ogawa

(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

Re: Notice of Repurchase of Stock (Repurchase of stock under Article 211—3, paragraph 1, item 2 of the Commercial Code)

The Bank has adopted a resolution to repurchase stock under Article 211—3, paragraph 1, item 2 of the Commercial Code at the board of directors' meeting held as of this day (August 26, 2005) and we hereby inform you.

1. Reason for Repurchasing Stocks

Based on our policy of returning profits to our shareholders as we have already announced, we will repurchase stocks in order to improve the value of shareholders through returning profits to our shareholders.

2. Details of Repurchase

(1) Type of stock to be repurchased	Common stock
(2) Total number of stock to be repurchased	9,000,000 shares (upper limit) (Ratio to the total number of outstanding stock: 0.63%)
(3) Total value of stocks to be repurchased	¥6 billion (upper limit)
(4) Schedule of repurchase of stock	From August 29,2005 to March 17,2006

(Reference)

1. Policy on Returning profits to Shareholders ("Notice of Dividend Policy and Adjustment (Dividend Increase) of Dividend Forecast for the Year ended March 31, 2005," dated May 10, 2005)

We decided to introduce a dividend method coupled with performance from the year ended

March 31, 2005, while firmly maintaining the previous policy for stable dividends. We are also determined to flexibly carry out repurchase of stocks as part of returning profits to our shareholders, and we aim for Shareholder Return Ratio※ of higher than, including dividends and repurchase of stocks. Through the repurchase program, we will steadily carry out the said policy.

※Shareholder Return Ratio＝ (Dividend payout＋Repurchase of stocks) ÷ Net Income (non-consolidated)

2. Possession of repurchased stock as of July31,2005

Total number of outstanding common stock (excluding treasury stock)	1,411,178,941 shares
Number of stocks repurchased	922,113 shares

File No. 82-34814
Exhibit A-2

August 30, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

Re: On Submission of Plan for Promotion of Community-Based Financing

The Bank of Yokohama, Ltd. (President: Tadashi Ogawa) submitted, as of August 30, "Plan for Promotion of Community-Based Financing" to the Kanto Local Finance Bureau.

Plan for Promotion of Community-Based Financing

【Basic Policy】

(1)Reinforcement of Functions of Relationship Banking during the Concentrated Reform Period (2003 to 2004)

(2)Present Situation and Tasks to be Tackled

(3)Realization of Medium-Term Management Plan through Reinforcement of Functions of Community-Based Financing

(4)Policies for Practices in Action Program

Plan for Promotion of Community-Based Financing (2005 to 2006)

【Basic Policy】

(1)Reinforcement of Functions of Relationship Banking during the Concentrated Reform Period (2003 to 2004)

The Bank, during the concentrated reform period from 2003 to 2004, based on the "Plan for Reinforcement of Functions," developed in August 2003, has placed focus on realization of matters set forth in the plan. In 2003, we mainly coped with the introduction of new services and improvements of the system and development of human resources. In 2004, we have made efforts in reinforcing the functions of relationship banking by carrying out measures based on previous practices.

For specific practices relating to reinforcement of functions of start-up and new business support, and management consultation to our corporate customers, we have actively promoted utilization of external organizations, including promotion of use of seminars hosted by the Regional Banks Association of Japan and the Small and Medium Sized Enterprise Center, continuous participation in "TSUNAMI," a venture company support institution, and handling of "Intellectual Property Secured Finance" in a business tie-up with the Development Bank of Japan. In addition to a full-scale development of business matching, we have placed focus on improvements in the capabilities of our sales personnel to screen credits and to judge cases, by assigning Credit Leaders.

For specific practices concerning early rehabilitation of business, we have achieved certain results in relation to improvement and maintaining of debtor categories by clarifying the policy for support of management reform and implementing progressive management thoroughly with respect to customers to concentrate their efforts on sound management. Further, we obtained authorization for a reorganization plan for pre-package type business rehabilitation as well as carrying out support measures for reconstruction, utilizing DES and engagement in DIP financing. We have also actively carried out such measures as dispatch of personnel to the "Kanagawa Small and Medium Sized Enterprise Rehabilitation Support Council" and in-house seminars for development of human resources that will engage in support of business rehabilitation.

In addition to "Super Business Loan," a financial instrument that is not overly dependent on collateral and guarantees, we have actively engaged in private placement bonds and syndicated loans as well as carried out PFI matters and participation in municipal CLOs, which was a reinforcement of new practices for financing small and medium enterprises. Further, we have strengthened collaboration with the tax accountants of TKC Kanagawa and positively conducted promotional activities of the "TKC Strategic Management Loan," a financial instrument for the clients of members of TKC.

For reinforcement of our internal management system, we have tried to make our staff

thoroughly acquainted with revision of internal regulations regarding the explanation condition of important matters to customers and internal training and have also conducted monitoring for quick and proper responses to complaints to reinforce our complaint handling functions. Further, we have placed focus on the establishment of a compliance system, by reinforcement of the practice of "reporting dubious transactions" and amendment of affairs regarding cutting off relations with anti-social groups.

We have toughened our verification in the assessment of collateralized real estate toward more precise and sophisticated credit risk management and also reinforced practices of securing soundness and improvements in profitability, including efforts in setting out appropriate interest rates.

We have also initiated disclosure of information regarding regional contributions as well as devised approaches to obtain understanding of local customers, including reviews of disclosed information and its enhancement.

(2)Present Situation and Tasks to be Tackled

①Environment surrounding the Bank

(Japanese Economy)

The Japanese economy appears as though it has finally leveled off and is now in recovery mode. That is, as shown in GDP statistics for the period between April and June, 2005, announced by the Cabinet Office the other day, the two pillars of domestic demand, consumer spending and capital investment progressed steadily and weakened exports are showing signs of recovery. Production activities of enterprises still lack strength, but an upbeat move toward a production recovery can be seen, including steady progress of an inventory adjustment of IT-related goods.

From now on, it is expected that consumer spending and capital investment will progress steadily and the economy will continue to maintain its course of recovery. However, we expect the speed of the recovery to be gradual due to a reduction in the fixed rate tax cut and the impact from crude oil prices that remain high.

(Trend of Regional Economy)

The economy in Kanagawa Prefecture as a whole seems as though it still has not shed itself of its leveling off phase, although some parts have shown favorable signs of recovery. For example, according to the "Quarterly Survey of Business Sentiment" by the Bank of Japan, Yokohama Branch, D.I. (good—bad), business judgment indicating business sentiment of companies in Kanagawa has remained under a condition of stagnation for over one year. Also according to the "Quarterly Survey," business plans of corporations in Kanagawa for this year expect income will turn for the better in the second half in the backdrop of increased exports, but we still cannot shrug

off the sense of uncertainty about the future, taking into consideration the impact of raw material prices, including crude oil.

It seems that conditions for the economy in Kanagawa to shift toward a course of recovery have improved as can be seen in the following: exports from the Port of Yokohama, exports for NIEs and ASEAN have begun to increase and the number of full-time employees of offices in Kanagawa are now increasing after a lapse of three years as the total amount of salaries per employee shows an increasing trend.

In the future, it will be of concern that the increase in the public burden will adversely affect the household sector, but since improvements in employment and income will continue, consumer spending is expected to progress steadily. In the corporate sector, in the backdrop of the effect from an investment promotion policy by municipalities from last year, not a small number of large investments, intended for development of capacity and R&D, are to take place, by which a steady movement in capital investment can be expected. In this regard, for the economy in Kanagawa to achieve a steady recovery, eliminating this leveling off phase, it is essential that production activities, beginning with exports pick up.

②Regional Characteristics

Regions where we concentrate on our business (hereinafter referred to as "Home Market") are Kanagawa Prefecture and the southwestern part of Tokyo. The Bank, which is based on its basic strategy of specialization in regional retailing, has set its management concept as sharing values with customers whose lives and activities are based in this Home Market.

While Kanagawa Prefecture, which accounts for the majority of our Home Market, has a higher composition rate of tertiary industry, centering on service businesses, however, manufacturing businesses (machinery in particular) in the secondary industry still remain at a high level, represented by the Keihin Industrial Area. And the ratio of primary industry is rather high in some areas in the western and southern part of the Prefecture, the characteristics of which can be described as having a multilayered industrial structure with a wide range of industries. Looking at the index of population and economy, it is one of the richest and most attractive markets in Japan as is indicated by total population (3rd in Japan), the number of businesses (4th) and Prefectural gross production (4th).

Population (2005)
8.64 million (3rd／47 prefectures)
(Tokyo、Osaka、**Kanagawa**)
Number of Businesses (2004)
28.5 thousand (4th／47 prefectures)
(Tokyo、Osaka、Aichi、**Kanagawa**)
Gross Prefectural product (FY2002)
¥30.1 trillion (4th／47 prefectures)
(Tokyo、Osaka、Aichi、**Kanagawa**)
Manufacturing Output (2003)
¥18.7 trillion (2nd／47 prefectures)
(Aichi、**Kanagawa**)
Retail Sales (2002)
¥8.5 trillion (3th／47 prefectures)
(Tokyo、Osaka、**Kanagawa**)

③Present Situation of the Bank and Tasks to be Tackled in the Future

(Present Situation)

In the rich Home Market, as a result of having actively promoted expansion of financial transactions in the Home Market in line with specialization in regional retailing, we have presently maintained a superior position both in the share of loans and deposits in Kanagawa Prefecture.

Matket Share in Kanagawa Prefecture <Mar-05>


Loans
(BoY Loans : ¥6.0trillion)
BoY 27.3%
Co-op Banks 19%
Trust Banks etc. 2%
2nd Regionals 5%
Regional Banks 4%
E(City Bank) 7%
D(City Bank) 4%
C(City Bank) 6%
B(City Bank) 13%
A(City Bank) 13%
Deposits
(BoY Deposits : ¥8.6trillion)
BoY 22.8%
Co-op Banks 19%
Trust Banks etc. 4%
2nd Regionals 5%
Regional Banks 4%
E(City Bank) 4%
D(City Bank) 14%
C(City Bank) 4%
B(City Bank) 10%
A(City Bank) 13%

(Tasks to be Tackled)

On the other hand, this is a region where competition among enterprises is very tough and in the financial industry competition has become even tougher due to the shift to "aggressive management" by mega-banks.

Further, the environment surrounding the Bank has been largely changing, including deregulation and institutional reform. It is important to understand the needs of customers, which are growing more sophisticated and diversified, expeditiously and correctly as well as differentiating ourselves by providing services of high added-value and further clarifying the role of a regional financial institution.

Summary of the strategy for the Bank

Tasks	Points to be addressed
Strengthening sales promotion and profitability	•Enhance accessibility to customers •Sharpen sensitiveness to customer needs •Improve Customer Satisfaction
Growth in trust in the community and society	•Firmly establish compliance system •Strengthen security and safety •Contribute to the community
Improving risk management	•Properly deal with the Basel Ⅱ •Properly control credit and other risks •Improve the crisis management system
Effective use of management resources	•Utilize capital and maximize return to shareholders •Optimize the allocation of human resources and new hirings •Ensure more efficient allocation of resources across the Group
Streamlining operations and improve efficiency	•Review operational flows •Develop a superior IT network •Actively invest based on longer term IT strategies
Strengthening corporate Governance	•Advice and proposals from the Management Advisory Committee •Establish a stronger internal audit system •Improve the audit function in business operation divisions

In order to survive such tough competition, and to maintain and expand market share in the long run, we must deepen our regional retailing strategies previously developed.

For that purpose, we believe it is necessary to concurrently realize reinforcement enhancement of various channels for enhancing accessibility to customers, and on development of human resources who can respond to the needs of customers.

Further, we understand that it is an important task to correctly manage risks which have grown diversified and complicated in recent years, and to secure credibility through firm establishment of our compliance system.

(3)Realization of Medium-Term Management Plan through Reinforcement of Functions of Community-Based Financing

We have launched the Medium-Term Management Plan, "Go Forward!" in April 2005. Our aim is to become "The Best Regional Bank that is strongly supported by customers and that continues to evolve" by formulating long-term fiduciary relations through enhancement of "presence" or corporate value to customers in the region and our shareholders, hoisting our goal of "Go Forward" in every aspect, including profitability, financial strength, financing services, customer satisfaction, capabilities of staff, and internal management system.

Therefore, practices for "contributions to the regional economy," purpose of the action program, is placed as an extension of our strategies, specializing in regional retailing, which we believe is the same as steadily implementing a variety of measures in the Medium-Term Management Plan.

We understand that each item of the three main pillars of the action program realizes the following: ① in "smoother business rehabilitation and financing to SMEs," "sharpen sensitiveness to customer needs" and "optimize the allocation of human resources and new hirings" through providing customers with added value in the medium-term management plan; ② in "reinforcement of management capacity," "improving risk management" and "firmly establish compliance systems;" and ③ in "improvement of customer convenience in the region," "enhance accessibility to customers" and "improve customer satisfaction."

Through our efforts under the promotion plan, we will further strengthen the functions of community-based financing, which has previously been our basic strategy, and secure credibility by improvement in customer satisfaction of customers in the region and maintain a stable financial foundation through accumulation of profits obtained in consideration of services to aim at improving corporate value.

(Reference)

Target indexes		FY2004 (START)	FY2007 (TARGET)
Strengthen Retail Promotion	Retail Loans outstanding *1	¥6,198.2 billion	¥6,900 billion or more (+11% from FY04、Annual rate+3.7%)
	Barance of Non-Deposit Products *2	¥983.9 billion	¥1,400 billion or more (+42% from FY04、Annual rate+14.1%)
Improve Profitability	Net Income (consolidated basis)	¥57.7 billion	¥60 billion or more
Improve Management Efficiency	ROE *3 (consolidated basis)	10.0%	Around 10%
	OHR *4	42.2%	Around 40%
Financial Stability	Tier I Ratio (consolidated basis)	8.39%	8% or more
What we aim to be			
Enhance Corporate Value	Total Market Capitalization	¥0.92 trillion	¥1trillion or more
Improve Credit ratings(Outside agencies)	Credit Ratings(R&I, Moody's)	A+(R&I)、A3(Moody's)	AA or above

*1 Balance of loans to SMEs + Balance of loans to Individual customers
*2 Balance outstanding , including public bonds
*3 Net income/Shareholder's equity(average)
*4 Excluding gains on securitization of housing loans

(4)Policies for Practices in Action Program

①Business Rehabilitation and Smoother Small and Mid-Size Business Financing

For the practices of business rehabilitation and smoother small and mid-size business finaning, we will deepen practices under previous regional retailing strategies and will be of help to the vitalization of regional enterprises by providing a problem-solution type of financial services, based on face-to-face transactions. For that purpose, we will reinforce practices in which the branches and headquarters are united as one body, in order to develop human resources that possess expertise and high level consulting abilities as well as utilize external organizations as is appropriate.

For business rehabilitation, we will clarify the problems and tasks facing our customers and propose strategies to them management based on mutual understanding to solve problems at an early stage.

For smoother financing to small and mid-size businesses, in order to provide optimum financial services corresponding to the stages of growth of enterprises as start-up period - growth period - stable period, we will place focus on support of initiation and business expansion of clients through reinforcement of a credit screening system, the functions of providing information

including business matching services, and practices that are not overly dependent on collateral and guarantees.

In addition, for enhancing accountability to customers and complaint handling functions, we will make the most of complaints from customers in management functions and make efforts at firm establishment of our compliance system as practices of the entire bank as well as fully assume accountability for our customers.

②Reinforcement of Management Capability

For the practices of reinforcement of management capability, we will actively promote improvement of a risk management system and further sophistication for the introduction of Basel II as well as aim at improving profitability by upgrading our profit management condition, pursuing a return on risks.

We will also make efforts in improving governance, including reinforcement of functions of internal controls of financial reports as well as tackle reinforcement of the compliance system such as thorough management of customer information.

In addition, we will promote use of strategic IT to respond to diversification and sophistication related to the needs of customers and risk management. We will also formulate an efficient business model through measurements of IT-related investment efficiency.

③Improvement of Customer Convenience in the Region

For the practices of improvement of customer convenience in the region, in addition to the reinforcement of customer-oriented sales capacity and enhancement of accessibility to customers, we will provide services that impart a high degree of satisfaction as well as enhance disclosure of information regarding details of financial conditions and contributions to the region to secure credibility of customers in the region.

In due course, we will formulate a mechanism that will actively absorb the opinions and requests of our customers, which constitute our precious management resources, and proposals from our employees who have daily contact with customers and also devise approaches that reflect measures for improvement of customer satisfaction and customer convenience.

We will make our best efforts at maintaining and expanding high quality financial services and push forward to contribute to the development of the regional economy by making the most of our valued experiences, accumulated during the concentrated reform period and further deepen our practices as a regional financial institution.